

June 24, 2013

Via E-mail
Mr. G. Patrick Corydon
Executive Vice President and Chief Financial Officer
Baldwin & Lyons, Inc.
1099 N. Meridian Street
Indianapolis, Indiana   46204

Re: **Baldwin & Lyons, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed March 8, 2013
             File No. 000-05534

Dear Mr. Corydon:

     We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

     After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note Q – Statutory, page 65

1. Please provide us proposed revised disclosure to be included in future periodic reports that addresses the following:

   - For your insurance subsidiaries, disclose the amount of statutory capital and surplus, if different from statutory surplus, and the amount of statutory capital and surplus necessary to satisfy regulatory requirements as required by ASC 944-505-50-1a.and 1b.
   - Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2012, or otherwise tell how your disclosure complies with Rule 4-08(e)(3)(ii) of Regulation S-X.

Controls and Procedures, page 67

2. You state that "there have not been any significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of the Company's most recent evaluation." Please tell us how your disclosure complies with the requirement to disclose any change in your internal control over financial reporting that occurred during last the fiscal quarter (the fourth fiscal quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, or tell us how you intend to remediate the deficiency. Refer to Rule 308(c) of Regulation S-K.

Exhibits, Financial Statements Schedules and Reports on Form 8-K, page 70

3. You filed an amendment to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 on July 9, 2012 to amend Item 15 of the Original 10-K to include the separate financial statements of the New Vernon India Fund LP ("India Fund") for its fiscal years ended December 31, 2011, 2010, and 2009 in response to Rule 3-09 of Regulation S-X. You also included the separate but related financial statements of the NVH I LP for its six month periods ended December 31, 2011, 2010, and 2009 and for its six month periods ended June 30, 2011, 2010, and 2009 which you disclose should be read in conjunction with the India Fund's financial statements. Please tell us if you plan to amend your Annual Report on Form 10-K for the fiscal year ended December 31, 2012 to include financial statements required by Rule 3-09 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant